Mail Stop 3561

							November 9, 2005

Thomas W. Itin
Chairman
CompuSonics Video Corporation
37735 Enterprise Ct., Suite 600-B
Farmington Hills, MI  48331



	RE:	CompuSonics Video Corporation
		Item 4.01 Form 8-K filed November 9, 2005
		File No. 0-14200


Dear Mr. Itin:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. Please revise to include a letter from your former accountants complying with the requirements of Item 304(a)(3) of Regulation S-B.
2. Please revise the first paragraph to state if J.L. Stephan was dismissed or if they resigned or declined to stand for re-election.
We do not believe the word "replaced" satisfies the requirements of
Item 304(a)(1)(i) of Regulation S-B. Also, revise to state the date of this event. We do not believe the engagement date of the new auditors satisfies this requirement. Since the dismissal of former accountants and the engagement of new accountants are two separate events, please consider revising your filing to report these matters in separate paragraphs.




Thomas W. Itin
CompuSonics Video Corporation
November 9, 2005
Page 2

3. Please revise to expand the second paragraph to state if there were any modifications to the auditors report for either of the past two years. In this regard, we note that an unqualified report may contain modifications. See Item 304(a)(1)(ii) of Regulation S-B.
4. Please expand the fourth paragraph to define the period for which there were no disagreements. We believe your disclosure should state that there were no disagreements for the two most recent fiscal years and the subsequent interim period through October 11, 2005, if true.
Please revise or advise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	The amendment requested above should be filed within five business days from the date of this letter or we should be advised by that date when they will be filed. Please note that the initial filing was required to be filed within 4 business days from the date of the event. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-K/A. The Form 8-K/A should include your Commission file number on the cover page. Any questions regarding the above should be directed to Robert Burnett at (202) 551-3330, or in his absence, to me at
(202) 551-3841.

							Sincerely,


							Michael Moran
						            Branch Chief


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